信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2006/CS-0447

RECEIVED
2006 MAY -5 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

26 April 2006

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the following documents:-

1. Joint Press Announcement of the Company and Tsim Sha Tsui Properties Limited regarding the provision of corporate guarantees severally and proportionally by the Company in respect of HK$4,500 million syndicated bank loans to finance the development of West Kowloon Reclamation Area; and

2. Interim Dividend with Scrip Option Circular of the Company dated 26 April 2006.

For your information, the above documents are also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

06013159

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Interim Results 2006\26.04.2006\Letter - ADR.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in **Sino Land Company Limited**, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

Directors:
Robert NG Chee Siong *(Chairman)*
Ronald Joseph ARCULLI, GBS, CVO, OBE, JP#
Allan ZEMAN, GBS, JP*
Adrian David LI Man-kiu*
FU Yuning*
Raymond TONG Kwok Tung
YU Wai Wai
Thomas TANG Wing Yung
Daryl NG Win Kong

(# Non-executive Director)
(Independent Non-executive Directors)*

Registered Office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

26th April, 2006

To the shareholders

Dear Sir or Madam,

Interim Dividend with Scrip Option
for the year ending 30th June, 2006

Introduction

The Directors on 16th March, 2006 had declared an interim dividend for the year ending 30th June, 2006 of HK$0.085 per ordinary share (the "Share") to shareholders whose names appeared on the Register of Members at the close of business on Friday, 21st April, 2006. Shareholders may exercise their option to receive an allotment of shares credited as fully paid in lieu of cash dividend (the "Scheme"). The purpose of this circular is to set out the procedures and conditions which apply in relation to the Scheme and the action which should be taken by shareholders in relation thereto.

Details of the Scheme

Shareholders have the following choices in respect of the interim dividend:

(i) a cash dividend of HK$0.085 per Share; or

(ii) an allotment of new ordinary shares of HK$1.00 each ("New Shares") credited as fully paid and having an aggregate market value (calculated as described below), save for adjustment for fractions, equal to the total amount of interim dividend which shareholders would otherwise be entitled to receive in cash (New Shares will be allotted by way of capitalisation of profits to shareholders electing to receive New Shares in lieu of cash dividend); or

(iii) partly in cash and partly in New Shares.

The New Shares to be issued pursuant to the Scheme will rank pari passu in all respects with the existing issued Shares except that they shall not rank for the interim dividend for the year ending 30th June, 2006.

Basis of Allotment of the New Shares

For the purpose of calculating the number of New Shares to be allotted pursuant to the Scheme, the price of a New Share will be HK$12.38, which is the average value of the closing prices of one Share on The Stock Exchange of Hong Kong Limited on each of the five consecutive trading days commencing on 12th April, 2006, the first day the Shares traded ex dividend. Accordingly, the number of New Shares which a shareholder electing for New Shares will receive, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of Shares held on 21st April, 2006 for which election for New Shares is made} \times \frac{\text{HK\$0.085}}{\text{HK\$12.38}}$$

The last day on which shareholders will be entitled to select their desired form of dividends is Wednesday, 10th May, 2006. The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares in respect of alternatives (ii) and (iii) above will be aggregated and sold and the benefit thereof will accrue to the Company.

Advantages of the Scheme

The Scheme will give shareholders an opportunity to increase their investment in the Company at market value without incurring brokerage fees, stamp duty and related dealing costs. The Scheme will also be to the advantage of the Company to the extent that such cash which would otherwise have been paid to shareholders who elect to receive New Shares, in whole or in part in lieu of cash dividend, will be retained for use as working capital by the Company.

Form of Election

If you elect to receive your interim dividend for the year ending 30th June, 2006 wholly in cash, you do not need to take any action.

If you elect to receive an allotment of New Shares, or partly cash and partly New Shares, you should use the enclosed Form of Election. If you have signed the Form of Election but do not specify the number of Shares in respect of which you are entitled to receive New Shares under the Scheme, or if you elect to receive New Shares in respect of a greater number of Shares than your registered holding on Friday, 21st April, 2006, you will be deemed to have chosen to receive New Shares in respect of all the Shares of which you were then registered as the holder.

The enclosed Form of Election enables shareholders, who choose to receive their interim dividend for the year ending 30th June, 2006 wholly in the form of New Shares, to receive until further notice New Shares in lieu of all future cash dividends in the event that shareholders are given the choice of receiving New Shares or cash in respect of future dividends. If you have earlier made or if you now make such permanent election, then unless and until you cancel such election by written notice to the Registrars of the Company, you will receive New Shares in lieu of all future cash dividends for all the Shares for the time being registered in your name, without having to complete any further Forms of Election.

Forms of Election should be completed in accordance with the instructions printed thereon and returned so that they are received by the Share Registrars of the Company, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong (telephone no. 2980 1768), not later than 4:30 p.m. on Wednesday, 10th May, 2006. No acknowledgement of receipt of Form of Election will be issued.

Any shareholder who has earlier made a permanent election to receive cash in respect of all future dividends and now wishes to change his existing permanent election for cash to receive wholly scrip dividend or partly cash and partly scrip dividend should cancel such election by written notice to the Registrars of the Company and complete and return the enclosed Form of Election.

Overseas Shareholders

This circular will not be registered under any securities legislation of any jurisdiction outside Hong Kong. If you live outside Hong Kong this circular is only an invitation for you to take up the scrip dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

All shareholders resident outside Hong Kong should consult their brokers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the Scheme. Any shareholder receiving a copy of this circular and/or a Form of Election outside Hong Kong may not treat the same as an invitation to participate in the Scheme unless such invitation could lawfully be made to him without having to comply with any registration or other legal requirements in the relevant territory.

The Directors have been advised that shareholders with registered addresses in the provinces of Ontario and British Columbia may be lawfully offered the option to participate in the Scheme without registration and/or formalities under Canadian securities legislation. However, unless certain conditions are satisfied, securities obtained by way of scrip dividend can only be traded under a prospectus or in accordance with exemptions from prospectus and registration requirements. While shareholders in the provinces of Ontario and British Columbia will not be excluded from the Scheme, such shareholders are advised to consult their own professional advisers as to whether it would be beneficial or expedient for them to participate in the Scheme. The Company is not aware that it has any shareholders in Canada with a registered address outside the provinces of Ontario and British Columbia.

The Company has made legal enquiries in the relevant jurisdictions regarding the feasibility of extending the Scheme to shareholders with registered addresses outside Hong Kong. Since local approval and/or registration or filing or other formalities will need to be carried out in relation to the Scheme by the Company and/or the shareholders so as to comply with the relevant securities legislation in the United States of America, Malaysia and the People's Republic of China, the Directors after having carefully weighed the uncertainty when the legal requirements can be complied with against the small number of shareholders in these jurisdictions have decided that it would be expedient to exclude the shareholders ("Excluded Shareholders") having registered addresses in the United States of America, Malaysia and the People's Republic of China from the Scheme. Accordingly, the Forms of Election will not be sent to the Excluded Shareholders. However, this circular will be sent to the Excluded Shareholders for information only.

Notwithstanding the above, any Excluded Shareholder who is able to prove to the satisfaction of the Company that such Excluded Shareholder may legally participate in the Scheme will be entitled to participate in the Scheme. **Excluded Shareholders who wish to participate in the Scheme should notify the Company forthwith**. Forms of Election will be sent to those shareholders falling within the category of Excluded Shareholders if such shareholders can prove to the satisfaction of the Company that such action will not result in a contravention of any applicable legal or regulatory requirements. **In any event, the completed Forms of Election should be returned to the Company's Share Registrars in Hong Kong, Standard Registrars Limited, no later than 4:30 p.m. on Wednesday, 10th May, 2006**.

The Scheme is open to all shareholders other than Excluded Shareholders. For the avoidance of doubt, the New Shares are not offered to the public (other than shareholders) and the Forms of Election are non-transferable. Accordingly, the Scheme will not be

offered directly or indirectly, and neither this offering nor any other offering material or advertisements in connection with the Scheme may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Notwithstanding the legal advice taken by the Company, it is the responsibility of anyone wishing to join the Scheme to satisfy themselves as to full observance of the laws of any relevant territory, including obtaining any governmental or other consents which may be required. Overseas shareholders who are in any doubt as to their position should consult their own professional advisers.

Listing and Dealings

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the granting of listing of and permission to deal in the New Shares to be issued pursuant to the Scheme. It is expected that share certificates and cheques for cash entitlements will be posted at the risk of those entitled on Wednesday, 17th May, 2006. Dealings of the New Shares on The Stock Exchange of Hong Kong Limited are expected to commence on 17th May, 2006.

The Shares of the Company and the 1.625% Guaranteed Convertible Bonds due 2009 issued by the Company's subsidiary, Getsmart Finance Limited are listed and dealt in on The Stock Exchange of Hong Kong Limited. Save as disclosed herein, no other equity or debt securities of the Group are listed or dealt in on any other stock exchange nor is listing or permission to deal in on any other exchange being, or proposed to be, sought.

Dealings in the Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Condition of the Scheme

The Scheme is conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the New Shares.

Recommendation and Advice

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are your own responsibility. Shareholders who are trustees are recommended to take professional advice as to whether the choice of New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument. Shareholders should note that an acquisition of Shares under the Scheme may give rise to notification requirements under the Securities and Futures Ordinance ("SFO") for shareholders who have notifiable interests (under the SFO, 5% or more interest in the issued share capital) in the Company. Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

Yours faithfully,
Robert NG Chee Siong
Chairman

This circular (in both English and Chinese versions) ("Circular") has been posted on the Company's website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to Annual Report, Interim Report, notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Circular.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Circular posted on the Company's website will promptly upon request be sent the Circular in printed form free of charge.

Shareholders may at any time choose to change their choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Share Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

此通函(英文及中文版)(「通函」)已於本公司網頁http://www.sino-land.com登載。凡選擇依賴在本公司網頁登載之公司通訊(其中包括但不限於年報、中期報告書、會議通告、上市文件、通函及代表委任表格)以代替其印刷本之股東，均可要求索取通函之印刷本。

凡選擇以透過本公司網頁之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於本公司網頁登載之通函時遇有困難，可於提出要求下即獲免費發送通函印刷本。

股東可隨時以書面通知本公司之股票登記處，標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，以更改其對有關公司通訊之收取方式(印刷方式或透過本公司網頁之電子方式)及／或語言版本之選擇。

有責任全面遵守任何有關地區之法例，包括取得任何政府或其他所需之同意。海外股東如對彼等之情況有任何疑問，應諮詢彼等各自之專業顧問。

上市及買賣

本公司已向香港聯合交易所有限公司上市委員會申請批准根據該計劃將予發行之新股上市及買賣。預期股票及應得現金之支票將於二零零六年五月十七日(星期三)寄發予各股東，一切郵誤風險概由收件人自行承擔。新股預期將於二零零六年五月十七日在香港聯合交易所有限公司開始買賣。

本公司之股份及本公司附屬公司Getsmart Finance Limited發行之二零零九年到期一點六二五厘定息之擔保可換股債券於香港聯合交易所有限公司上市及買賣。除本文所披露者外，本公司概無股本證券或債務證券在任何其他證券交易所上市或買賣，亦無進行或計劃於任何其他證券交易所申請上市或買賣。

買賣股份可透過中央結算及交收系統交收。 閣下應就結算安排之詳情及該安排對 閣下權利及權益之影響諮詢 閣下之股票經紀或其他專業顧問之意見。

該計劃之條件

該計劃須待香港聯合交易所有限公司上市委員會批准新股上市及買賣後，方可作實。

推薦意見

閣下可依據個人之情況作出有利選擇，以收取全部或部份新股或現金； 閣下作出之決定及因此而引致之一切後果乃 閣下之責任。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取新股及其影響。股東務請留意：以該計劃獲取之股份，可能根據證券及期貨條例(「證券期貨條例」)使有關股東(指根據證券期貨條例擁有本公司股本中5%或以上權益者)須遵照證券期貨條例之規定作出通知。股東如對此規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

此致

列位股東 台照

主席
黃志祥
謹啟

二零零六年四月二十六日

海外股東

本通函不會根據香港以外任何司法管轄區之任何證券法例進行註冊。假如閣下居於香港境外，本通函僅作為邀請　閣下接納以股代息要約，但只有在該等股東所居國家容許股東選擇以股代息而無須本公司符合任何法律或登記規定的情況下，有關的邀請方可作實。

凡身居香港以外地區之股東均應向其經紀或其他專業顧問諮詢，以確定在參與該計劃之前是否須獲當地政府或其他機構的同意或須完成辦理其他手續。任何身居香港以外地區而獲寄予本通函及／或選擇表格之股東，除非當地法律允許本公司發出此項邀請而無須在有關地區辦理登記或其他法律手續，否則概不得將上述通函及／或選擇表格作為參與該計劃之邀請論。

董事亦獲告知，居於加拿大安大略省及英屬哥倫比亞省之股東可根據加拿大的證券規則被合法地提呈選擇參與該計劃而毋須進行任何註冊及／或辦理其他正式手續。然而，除非符合若干條件，藉以股代息方式獲得之證券僅可在招股章程項下或根據豁免招股章程及註冊規定之條款進行買賣。儘管居於加拿大安大略省及英屬哥倫比亞省之股東將不會被排除在該計劃之外，謹建議該等股東應就參與該計劃是否對彼等有利或適合，諮詢彼等各自之專業顧問。本公司並不知悉有任何居於加拿大的股東其註冊地址在安大略省及英屬哥倫比亞省以外。

本公司已向有關司法管轄區就向註冊地址位於香港以外地區之股東提供該計劃之可行性進行法律查詢，鑑於本公司及／或股東就該計劃須根據美利堅合眾國、馬來西亞及中華人民共和國之證券法例辦理批准及／或註冊或登記或其他手續，董事經詳細衡量，認為未能確定遵守有關法律要求所需之時間，及只有少數海外股東居於該等司法管轄區，並決定為方便起見，該計劃將不包括註冊地址在美利堅合眾國、馬來西亞及中華人民共和國之股東（「除外股東」）。據此，將不會向除外股東寄發選擇表格。然而，本通函將會寄發予除外股東僅供參考。

儘管有上述之決定，倘任何除外股東能夠提出令本公司信納之證明顯示該除外股東可合法參與該計劃，則彼亦可參與該計劃。**除外股東如欲參與該計劃，應立即通知本公司**。倘該等除外股東能提出令本公司信納之證明顯示寄發選擇表格之行動將不會致使違反任何適用法律或監管規定，則可向該等列入除外股東之股東寄發選擇表格。**在任何情況下，填妥之選擇表格最遲須於二零零六年五月十日（星期三）下午四時三十分前，交回本公司在香港之股票登記處，標準証券登記有限公司。**

該計劃乃公開予所有股東參與，惟不包括除外股東。為避免誤會，新股不會公開提呈予公眾人士（股東除外），而選擇表格亦不可轉讓。據此，除非在符合任何國家或司法管轄區之適用規則及法例之情況下，該計劃概不得於任何國家或司法管轄區直接或間接提呈，而是項建議或涉及該計劃之任何其他建議之資料或廣告亦不會在當地分發或刊登。儘管本公司取得法律意見，任何有意參與該計劃之人士均

該計劃之優點

股東可憑該計劃按市值增加其在本公司之投資機會而毋須承擔經紀佣金、印花稅及有關之買賣成本。對本公司而言，該計劃亦屬有利；原應派予選擇收取新股代替全部或部份現金股息之股東之該筆現金，將可由本公司保留作為營運資本用途。

選擇表格

閣下如選擇全部以現金方式收取截至二零零六年六月三十日止年度之中期息，則不須採取任何行動。

閣下如選擇收取新股，或部份收取現金及部份收取新股，則須使用隨附之選擇表格。 閣下如已簽署該選擇表格而未有指明根據該計劃選擇收取新股之股數，或如選擇收取新股之股數大於 閣下於二零零六年四月二十一日（星期五）登記持有之股數，則將被視為已就 閣下名下登記持有之全部股份選擇收取新股。

選擇全部以收取新股之方式收取截至二零零六年六月三十日止年度之中期息之股東，可憑隨附之選擇表格選擇於股東獲賦予機會可就日後股息選擇新股或現金時，以收取新股代替日後之一切現金股息。 閣下如已於較早時作出或現在作出該項長期性選擇，則直至 閣下以書面知會本公司股票登記處取消該項選擇為止，將可就 閣下當時登記持有之全部股份，收取新股以代替日後之一切現金股息而毋須再填寫其他選擇表格。

選擇表格須按照其印備之指示填妥，並最遲須於二零零六年五月十日（星期三）下午四時三十分前交回本公司股票登記處，標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓（電話：2980 1768）。本公司對已交回之選擇表格將不會另發收據。

任何股東曾於較早時作出長期性選擇以現金方式收取日後之一切股息，而現時欲更改其現有收取現金之長期性選擇，以便全部收取股份或收取部份現金及部份股份，必須以書面知會本公司股票登記處取消該項選擇，並填寫及交回隨附之選擇表格。

該計劃之詳情

有關此次中期股息，股東可選擇如下：

(i) 每股收取現金股息0.085港元；或

(ii) 獲配發總市值(按下文所述之計算方法)相等於有關股東原應有權以現金收取之股息總額之入賬繳足每股1.00港元之新普通股(「新股」)而除就零碎股份作出調整外(新股將以溢利資本化形式，配發予選擇收取新股以代替現金股息之股東)；或

(iii) 部份收取現金及部份收取新股。

依據該計劃發行之新股除不得享有截至二零零六年六月三十日止年度之中期息外，在其他方面將與現已發行之股份享有同等權益。

配發新股之基準

就計算根據以該計劃將予配發之新股數目而言，每股新股價格將為12.38港元，此為由二零零六年四月十二日(此等股份除息交易之首天)起五個連續交易日各日每股股份於香港聯合交易所有限公司之收市價之平均值。因此，選擇新股之股東將收取之新股數目將按下列方式計算：

$$\text{應收新股股數} = \frac{\text{已選擇收取新股於二零零六年四月二十一日所持股數}}{} \times \frac{0.085\text{港元}}{12.38\text{港元}}$$

股東有權於二零零六年五月十日(星期三)之限期前選擇其欲收取之股息形式。將收取之新股數目將向下調整至最接近之完整數額。就上述(ii)及(iii)項選擇之新股之零碎股將彙集並出售，而有關利益將歸公司所有。

閣下如對本通函**有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**信和置業有限公司**股份全部**售出或轉讓**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

信和置業有限公司

（於香港註冊成立之有限公司）

（股份代號：83）

董事：
黃志祥 *(主席)*
夏佳理，GBS, CVO, OBE, JP#
盛智文，GBS, JP*
李民橋*
傅育寧*
唐國通
余惠偉
鄧永鏞
黃永光

(# 非執行董事)
(獨立非執行董事)*

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

敬啟者：

截至二零零六年六月三十日止年度之中期息以股代息

緒言

董事會於二零零六年三月十六日宣佈派發截至二零零六年六月三十日止年度之中期息每股普通股（「股份」）0.085港元，派予在二零零六年四月二十一日（星期五）辦公時間結束時登記在股東名冊之股東。各股東可以選擇收取入賬繳足股份以代替現金股息（「該計劃」）。本通函旨在説明有關該計劃之程序及條件，以及各位股東應採取之行動。

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 247)

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

JOINT ANNOUNCEMENT

This joint announcement is made pursuant to Rule 13.09 of the Listing Rules.

On 24th April, 2006, Sino Land, a subsidiary of TST Properties, executed the Corporate Guarantees in favour of the Lenders (i) to secure 50% of the liabilities of the wholly-owned subsidiaries of Bestwise (a joint venture company indirectly owned as to 50% by Sino Land), Best Profit and Union Empire, owing to the Lenders under the Bank Facilities from time to time up to the maximum attributable amount of HK$2,250 million (plus interests and other charges which may become payable under the Bank Facilities); and (ii) to fund 50% of all outstanding construction and other costs in relation to the Projects not funded by the Bank Facilities. The Corporate Guarantees provided by Sino Land are on a several basis in accordance with the percentage equity interests of Sino Land in the Bestwise Group.

CORPORATE GUARANTEES

Reference is made to the joint announcements of TST Properties and Sino Land dated 3rd October, 2005 and 26th October, 2005.

On 24th April, 2006, Sino Land, a subsidiary of TST Properties, executed the Corporate Guarantees in favour of the Lenders (i) to secure 50% of the liabilities of the wholly-owned subsidiaries of Bestwise (a joint venture company indirectly owned as to 50% by Sino Land), Best Profit and Union Empire, owing to the Lenders under the Bank Facilities from time to time up to the maximum amount of HK$2,250 million (plus interests and other charges which may become payable under the Bank Facilities); and (ii) to fund 50% of all outstanding construction and other costs in relation to the Projects not funded by the Bank Facilities. The Bank Facilities are for the purpose of refinancing the bank facilities made available to the Bestwise Group as previously announced on 26th October, 2005 and financing further construction costs for developing the Lands. As the subsisting corporate guarantees of HK$1,485 million granted by Sino Land will be replaced by the Corporate Guarantees, the total outstanding amount of corporate guarantees granted by Sino Land to Bestwise upon the grant of the Corporate Guarantees will be approximately HK$2,250 million.

The Corporate Guarantees provided by Sino Land are on a several basis in accordance with its percentage equity interests in the Bestwise Group. No fee or commission is payable by the Bestwise Group to Sino Land for the provision of the Corporate Guarantees. The other two shareholders holding equity interests in the Bestwise Group have also provided guarantees to the Lenders on a several basis in accordance with their respective percentage equity interests in the Bestwise Group.

The maximum exposure of Sino Land under the Corporate Guarantees is 50% of the maximum drawdown amount under the Bank Facilities, i.e. HK$2,250 million (plus interests and other charges which may become payable under the Bank Facilities).

GENERAL INFORMATION

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, investment in securities, financing, hotel and building management and services.

DEFINITIONS

"Bank Facilities"	two facility agreements dated 21st April, 2006 regarding two syndicated loan facilities of an aggregate amount up to HK$4,500 million provided by the Lenders of which HK$2,065 million is designated for Union Empire and HK$2,435 million is designated for Best Profit
"Best Profit"	Best Profit Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Bestwise
"Bestwise"	Bestwise Resources Limited, a company incorporated in the British Virgin Islands, which is indirectly owned as to 50% by Sino Land, 25% by Chinese Estates Holdings Limited and 25% by Nan Fung Development Limited
"Bestwise Group"	Bestwise and its subsidiaries, Best Profit and Union Empire
"Corporate Guarantees"	the Funding Guarantees and the Repayment Guarantees
"Directors"	the directors of each of TST Properties and Sino Land
"Funding Guarantees"	two funding agreements dated 24th April, 2006 in favour of the Lenders pursuant to which Sino Land undertook to fund on a several basis 50% of all outstanding construction and other costs not funded by the Bank Facilities in relation to the Projects and on a joint and several basis to procure the completion of the Projects
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Lands"	the piece of land with a site area of 79,621 sq. feet located at Kowloon Inland Lot No. 11168, Hoi Ting Road, West Kowloon Reclamation Area ("Land A") and the piece of land with a site area of 66,511 sq. feet located at Kowloon Inland Lot No. 11167, Junction of Hoi Wang Road and Hoi Ting Road, West Kowloon Reclamation Area ("Land B")
"Lenders"	a syndicate of, inter alia, licensed banks registered under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) who are the lenders of the Bank Facilities
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Projects"	the development of the Lands by Best Profit and Union Empire into residential and retail properties with a total residential gross floor area of 517,533 sq. feet and 432,314 sq. feet and non-residential gross floor area of 79,621 sq. feet and 66,511 sq. feet for Land A and Land B respectively
"Repayment Guarantees"	two guarantees dated 24th April, 2006 in favour of the Lenders pursuant to which Sino Land agreed to guarantee on a several basis 50% of the repayment obligations of Best Profit and Union Empire respectively under the Bank Facilities
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"Union Empire"	Union Empire Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Bestwise
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong

By Order of the Board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Secretary

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Secretary

Hong Kong, 24th April, 2006

As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.